SO
3-11-02



02007594

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
MAR 0 5 2002
354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42751

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CAPITAL TECHNOLOGY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
46 TORY HILL LANE
(No. and Street)

ROWAYTON	CONNECTICUT	06853
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID R. SIEVER (203) 853-0220
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
THE PROFESSIONAL ASSOCIATES, P.C.
(Name — *if individual, state last, first, middle name*)

84 WEST PARK PLACE	STAMFORD	CT	06901
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 1 2 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/02
S-S

OATH OR AFFIRMATION

I, DAVID R. SIEVER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL TECHNOLOGY, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

[signature]
Signature

DAVID R. SIEVER, CHAIRMAN & CEO
Title

[signature]
Notary Public

LISA M. NUNZIANTE
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



THE PROFESSIONAL ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Capital Technology, Inc.
Rowayton, Connecticut

We have audited the accompanying balance sheet of Capital Technology, Inc. (a Delaware corporation) as of December 31, 2001, and the related statements of operations, changes in stockholder's deficit, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Technology, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital on Page 11 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Professional Associates, P.C.

The Professional Associates, P.C.
Certified Public Accountants

February 19, 2002

84 West Park Place, Stamford, CT 06901, Phone (203) 325-9771, Fax (203) 323-6266

CAPITAL TECHNOLOGY, INC.

Balance Sheet

December 31, 2001

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 8,877
TOTAL ASSETS	$ 8,877

LIABILITIES AND STOCKHOLDER'S DEFICIT

CURRENT LIABILITIES	
Accounts payable	$ 989
Due to shareholder	198
TOTAL CURRENT LIABILITIES	1,187
SUBORDINATED STOCKHOLDER LOAN	9,252
TOTAL LIABILITIES	10,439
STOCKHOLDER'S DEFICIT	
Common stock, no par value, $1 stated value, 30,000 shares authorized, 21,000 shares issued and outstanding	21,000
Accumulated deficit	(22,562)
TOTAL STOCKHOLDER'S DEFICIT	(1,562)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$ 8,877

See accompanying notes.

CAPITAL TECHNOLOGY, INC.

Statement of Operations

Year Ended December 31, 2001

REVENUES	
Transaction fees	$ 225,718
Retainer fees	36,661
Interest and other income	6,213
TOTAL REVENUES	268,592
EXPENSES	
Registration fees and other related expenses	1,061
Salaries and wages	170,000
SEP contribution	9,570
General and administrative expenses	27,542
TOTAL EXPENSES	208,173
NET INCOME	$ 60,419

See accompanying notes.

CAPITAL TECHNOLOGY, INC.

Statement of Changes in Stockholder's Deficit

Year Ended December 31, 2001

	Common Stock	Accumulated Deficit	Total Stockholder's Deficit
BALANCE - JANUARY 1, 2001	$ 21,000	$(23,379)	$(2,379)
Net income	-	60,419	60,419
Distributions	-	(59,602)	(59,602)
BALANCE - DECEMBER 31, 2001	$ 21,000	$(22,562)	$(1,562)

See accompanying notes.

CAPITAL TECHNOLOGY, INC.

Statement of Changes in Liabilities Subordinated to Claims of Creditors

Year Ended December 31, 2001

BALANCE - JANUARY 1, 2001	$9,252
BALANCE - DECEMBER 31, 2001	$9,252

See accompanying notes.

CAPITAL TECHNOLOGY, INC.

Statement of Cash Flows

Year Ended December 31, 2001

CASH FLOW FROM OPERATING ACTIVITIES	
Net income	$ 60,419
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in due to stockholder	(365)
Decrease in accounts payable	(9,630)
Decrease in income taxes payable	(250)
Total adjustments	(10,245)
NET CASH PROVIDED BY OPERATING ACTIVITIES.	50,174
CASH FLOW FROM FINANCING ACTIVITIES	
Distributions to stockholder	(59,602)
NET CASH USED BY FINANCING ACTIVITIES	(59,602)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,428)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	18,305
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 8,877
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Interest expense	$ 1,287

See accompanying notes.

Note A - The Company

Capital Technology, Inc. (the "Company") was incorporated in the State of Delaware on May 18, 1989, and on January 1, 1990 acquired the assets and liabilities of Capital Technology, a Connecticut sole proprietorship owned by the Company's stockholder (the "Stockholder"). Because the two entities were under common control, the acquisition has been accounted for under reorganization accounting and treated similar to a pooling. Accordingly, the historical carrying amounts of the assets, liabilities and equity of Capital Technology were carried forward to the Company's financial statements.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and specializes in placements of equity and subordinated debt related to independent power projects. The Company also provides fee-based financial advisory services. The Company only services a limited number of clients in any one accounting period. Two clients accounted for 84% of the fees earned by the Company in 2001. The Company's application for membership in the National Association of Securities Dealers, Inc. ("NASD") was accepted on October 15, 1990.

Note B - Summary of Significant Accounting Policies

1. *Method of Accounting*

Income and expenses are recorded on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. The accrual method of accounting recognizes income when earned rather than received and expenses when incurred rather than when paid.

2. *Revenue Recognition*

Fee income which is contingent upon future events is not recognized until all such future events have occurred and the amount of fees to be received can be determined.

3. *Money Market Funds*

Money market funds consist of shares held in a single financial institution, and are stated at market value. The Company considers the money market fund to be a cash equivalent except for computing net capital, where a 2% haircut is taken.

4. *Use of Estimates*

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

5. *Cash and cash equivalents*

All investments with an original maturity of three months or less at the date of purchase are considered to be cash equivalents.

Note C - Income Taxes

The Company is treated as an S Corporation under the Internal Revenue Code. Accordingly, the Company is not subject to federal income taxes and therefore no provision for federal income taxes is reflected in the accompanying income statement.

Beginning January 1, 2001 S Corporations are no longer subject to income taxes on resident stockholders in the State of Connecticut. Therefore, the accompanying income statement does not reflect a provision for state income taxes.

Note D - Related Party Transactions

1. *Subordinated Stockholder Loan*

   Subordinated stockholder loan, consists of a note which bears interest at 10% and will mature in the year 2009. The NASD has reviewed the terms of the Agreement and determined that the borrowing may be used in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

2. *Other Transactions*

   Advances from the Stockholder are short-term and non-interest bearing, and totaled $198 at December 31, 2001.

   Effective January 1, 1991, the Company entered into an agreement (the "Services Agreement") with CT Services Company ("CT Services"), a company owned by the Stockholder, whereby CT Services will provide certain operational and administrative services to the Company. Fees paid to CT Services totaled $14,100 in 2001 (net of reimbursed expenses). Fees paid to CT Services are based on services provided the Company. Under the services agreement, no fees are required to be paid, if such amount would affect the ability of the Company to meet its net capital requirements under the Securities and Exchange Commission's Rule 15c3-1.

Note E - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of specified minimum net capital and requires specific ratios of aggregate indebtedness to net capital. The Company was in compliance with these requirements at December 31, 2001.

Note F - Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 of the SEC since it carries no customer accounts and does not otherwise hold funds or securities of customers.

SUPPLEMENTAL INFORMATION

CAPITAL TECHNOLOGY, INC.

Computation of Net Capital

December 31, 2001

TOTAL STOCKHOLDER'S DEFICIT	$ (1,562)
ADDITIONS	
Subordinated stockholder loans	9,252
DEDUCTIONS	
Haircuts on securities	(167)
NET CAPITAL	$ 7,523
NET CAPITAL REQUIREMENT	$ 5,000
EXCESS NET CAPITAL	$ 2,523
AGGREGATE INDEBTEDNESS	$10,439
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.39 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part II A of Form X-17a-5 as of December 31, 2001)

Net capital recorded in Company's Part II A (unaudited) Focus Report	$ 7,371
Audit adjustments:	
December interest income	14
NASD rebates	138
NET CAPITAL PER ABOVE	$ 7,523

See accompanying notes.



THE PROFESSIONAL ASSOCIATES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder
Capital Technology, Inc.
Old Greenwich, Connecticut

In planning and performing our audit of the financial statements and supplemental schedule of Capital Technology, Inc. (a Delaware corporation) for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Capital Technology, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

84 West Park Place, Stamford, CT 06901, Phone (203) 325-9771, Fax (203) 323-6266

To the Stockholder
Capital Technology, Inc.
Page Two

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

The Professional Associates, P.C.

The Professional Associates, P.C.
Certified Public Accountants

February 19, 2002

CAPITAL TECHNOLOGY, INC.

Financial Statements
and Supplemental Information

Year Ended December 31, 2001

THE PROFESSIONAL ASSOCIATES, P.C., CERTIFIED PUBLIC ACCOUNTANTS

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